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EXHIBIT 99.1

First Quarter 2004 REPORT TO SHAREHOLDERS

First Quarter Highlights

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EBITDA* (excluding Developing Channel losses) $28.5 million vs. $35.9 million in Q103

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EBITDA* (including Developing Channel losses) $26.7 million vs. $32.6 million in Q103

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Net Earnings $10.8 million up 23% compared to Q103

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Diluted EPS $0.25 vs. $0.21 in Q103

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Total Advertising Revenue up 45% compared to Q103

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Debt reduction continues — down $92 million over Q103 levels

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CSI: Crime Scene Investigation and CSI: Miami renewed by CBS for fourth and second seasons, respectively

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CSI: Crime Scene investigation now cleared in 92% of US markets for weekend syndication

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Alliance Atlantis productions receive 14 Emmy® nominations

TORONTO, CANADA — August 25, 2003 — Alliance Atlantis Communications Inc. today announced financial and operating results for the first fiscal quarter ended June 30, 2003 (first fiscal quarter 2004).

Net earnings for the period were $10.8 million — compared to $8.8 million in the same period last year. Diluted earnings per share were $0.25 compared to $0.21 based on a weighted average 42.8 and 42.9 million shares outstanding, respectively.

Operating losses*, which exclude investment gains, foreign exchange gains, unusual items and income taxes were $1.6 million — compared to operating earnings* of $3.3 million in the prior year's quarter. Net operating losses* were $3.8 million in the current year's quarter, representing operating earnings net of $2.2 million of taxes, compared to $2.6 million of net operating earnings* recorded in the prior year's period, net of $0.7 million of taxes. On a per share diluted basis, net operating losses were $0.09 vs. operating earnings of $0.06 in the prior year's period.

"With these first quarter results, the Company is continuing to deliver against its three key strategies of reducing debt, executing against our targets with discipline and being selective in our growth," said Michael MacMillan, Chairman and Chief Executive Officer. "During the first quarter, our three operating groups — Broadcast, Motion Picture Distribution and Entertainment — each contributed positively to our financial results, and corporately we remained focused on our debt reduction strategy."

Operating Group Highlights

"Following strong performance throughout fiscal 2003, our Broadcast Group continued to see strong ratings, which delivered impressive advertising sales again this quarter, with total advertising revenue up 45% over the first quarter last year," Mr. MacMillan said. "Our Operating Channels — Showcase, Life Network, History Television, HGTV Canada, Food Network Canada, Series + and Historia — showed continued strength while our Developing Channels — Showcase Action, Showcase Diva, IFC — The Independent Film Channel Canada, Discovery Health Channel, BBC Canada, BBC Kids and National Geographic Channel — are progressing somewhat better than plan in terms of both subscriber levels and advertising sales."

"The first fiscal quarter is traditionally a slow one for the Motion Picture Distribution Group, and our first quarter results reflect this seasonality as well as the timing of the current fiscal year's theatrical and video/DVD releases, which are more heavily weighted to the second and subsequent quarters," said Mr. MacMillan. "At the same time, we secured the extension of key output agreements with Miramax Films through December 31, 2005 during the quarter, as well as with Artisan Films through March 31, 2007 subsequent to the quarter-end. These distribution agreements, along with output deals already in place with New Line Cinema, Focus Features, and IFC Films, ensure that we have a steady stream of high quality films for theatrical and video/DVD release, broadcast sales and library growth."

"In the Entertainment Group, our CSI franchise continues to be the cornerstone. In the first quarter, A&E Television Networks acquired certain second window U.S. cable broadcast rights for the hit prime-time drama series CSI: Miami. As previously announced, the total value of the deal over its term could exceed US$230 million. Meanwhile, the original franchise series CSI: Crime Scene Investigation has now been cleared on television stations in the U.S. for weekend syndication that runs parallel to its cable window on Spike TV (formerly TNN: The National Network) in more than 92% of the market beginning in fall 2004," said Mr. MacMillan. "Also during the first quarter, our Academy-Award winning documentary feature Bowling for Columbine continued its exceptional run in theatres, breaking the $50 million worldwide box office mark in late May — an outstanding achievement for a documentary film."

Three Months Ended June 30, 2003

In the first quarter, consolidated revenue was $164.0 million versus $162.6 million in the same period a year ago.

Consolidated EBITDA (excluding Developing Channels operating losses) for the first quarter was $28.5 million compared to $35.9 million in the same quarter last year. Consolidated EBITDA (including Developing Channels operating losses) in the current quarter was $26.7 million, after absorbing $1.8 million of Developing Channels losses compared to $32.6 million in the prior year's quarter, after absorbing $3.3 million of Developing Channels losses.

Broadcast Group

In the first quarter, revenue from the Company's Operating Channels increased by 20% over the first quarter last year, from $38.8 million to $46.7 million, driven primarily by a 46% increase in advertising revenue compared to the previous year's period.

Revenue from the Company's Developing Channels was $5.7 million compared to $4.2 million in the prior year's quarter.

EBITDA for the Operating Channels was $21.5 million compared to $17.1 million in the prior year's period, up 26%. As expected, Developing Channels posted an EBITDA loss of $1.8 million, compared to a corresponding $3.3 million loss in the first quarter of last year.

In keeping with the Company's commitment to offering Canadian viewers access to the best programming on television through its specialty channels, Alliance Atlantis' Showcase announced in May the acquisition of HBO's Six Feet Under, one of the most critically acclaimed television series. Winner of the Golden Globe for Best Dramatic Series, Six Feet Under is the Broadcast Group's latest HBO acquisition in a series of deals with the U.S. broadcaster, including the award-winning comedy series Curb Your Enthusiasm starring Larry David. With a network reach of approximately 7 million Canadians each week, strong ratings and solid advertising sales are expected for the Canadian premiere of Six Feet Under on Showcase on August 24, 2003. Also during the quarter, Alliance Atlantis' Showcase and Showcase Action began to air CSI: Crime Scene Investigation, which has quickly become a top rated show on both specialty networks.

Motion Picture Distribution Group

Revenue from the Company's Motion Picture Distribution Group for the first quarter was $59.4 million — compared to $72.9 million for the prior year's period. The decline is due primarily to the timing of theatrical and video/DVD releases which are more heavily weighted to the second and subsequent quarters in the current fiscal year.

The Motion Picture Distribution Group contributed $11.3 million to consolidated EBITDA in the first quarter compared to $13.9 million in the same period last year.

Theatrical releases in Canada during the quarter included Denys Arcand's acclaimed film Les Invasions Barbares — starring Cannes winner Marie-Josée Croze as well as the critically acclaimed Whale Rider.

Video/DVD titles released domestically during the first quarter included the Company's previous theatrical releases About Schmidt — starring Jack Nicholson, Far From Heaven — starring Julianne Moore, Martin Scorsese's Gangs of New York — starring Daniel Day Lewis and Leonardo DiCaprio and Frida — starring Salma Hayek.

Momentum Pictures in the U.K. released theatrically Blue Crush, starring Kate Bosworth and Matthew Davis II, and had strong performance from the video/DVD release of Bowling for Columbine, along with Slackers — starring Devon Sawa and Jaime King, My Little Eye — starring Sean C W Johnson and Jennifer Sky, and Van Wilder: Party Liaison starring Ryan Reynolds and Tara Reid.

Momentum Pictures accounted for 29% of the Motion Picture Distribution Group's first quarter revenue (2003 — 25%) and contributed 34% to the Groups's first quarter EBITDA (2003 — 34%).

Subsequent to the end of the first quarter, Alliance Atlantis theatrical releases in Canada included Spy Kids 3-D: Game Over — starring Antonio Banderas and Carla Gugino, How to Deal — starring Mandy Moore and Freddy Vs. Jason. The Company expects continued strong performance from the balance of the current year's theatrical release slate, which includes the Alliance Atlantis feature film production Foolproof starring Ryan Reynolds, slated for release this October, Quentin Tarantino's Kill Bill starring Uma Thurman and Lucy Liu and the third installment in the Lord of the Rings trilogy, The Lord of the Rings: Return of the King slated for release in December 2003. During the balance of the year in both Canada and the U.K. we expect strong performance in the video/DVD window from our previous theatrical releases, including Oscar® winners Bowling for Columbine, Chicago and Lord of the Rings: The Two Towers.

Entertainment Group

Revenue for the Entertainment Group in the first quarter was $52.2 million compared to $46.4 million recorded in the first quarter last year. This modest increase in revenue is due to the delivery of five hours of CSI: Miami and the Hitler: The Rise of Evil miniseries in the current year's quarter compared to no deliveries in the same period last year, offset by a decline in current quarter deliveries of kids and factual productions and feature films. As well, the stronger Canadian dollar has somewhat dampened revenue and EBITDA contribution from the Entertainment Group on US dollar denominated sales.

EBITDA for the Entertainment Group was $3.0 million — compared to $9.8 million in the prior year's period. This reduction reflects the foreign exchange effects of the stronger Canadian dollar as well as some minor provisions taken in the quarter.

The CSI franchise accounted for 47% of the Entertainment Group's first quarter revenue (2003 — 28%) and contributed virtually all of the Group's first quarter EBITDA (2003 — 64%).

The Company continues to leverage the CSI franchise in the U.S. and internationally. The original CSI: Crime Scene Investigation is now the most watched series on U.S. television, while CSI: Miami is the most watched new series. Subsequent to the end of the first quarter, we confirmed that CBS has requested a full fourth season of CSI: Crime Scene Investigation and a full second season of CSI: Miami for broadcast in the new season beginning this fall. International sales of both series now stand at more than 145 territories sold.

Subsequent to the end of the first quarter, Alliance Atlantis productions garnered 14 Emmy® nominations, with Hitler: The Rise of Evil receiving seven nominations including Outstanding Miniseries, CSI: Crime Scene Investigation with six nominations including Outstanding Drama Series and CSI: Miami with one nomination.

(As reported on August 25, 2003)

This report to shareholders and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Please refer to the attached Unaudited Consolidated Financial Statements, Notes and Supplemental Information.

* EBITDA, operating earnings (losses) and net operating earnings (losses) are not measures recognized under Canadian or United States GAAP. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted which are earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Operating earnings has been defined as earnings (loss) from operations before undernoted which are net earnings before investment gains and losses, foreign exchange gains and losses, unusual items and income taxes. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, earnings (loss) before undernoted, earnings (loss) from operations before undernoted, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached Unaudited Consolidated Financial Statements. In addition, our calculation of EBITDA, operating earnings and net operating earnings may be different than the calculation used by other companies and therefore comparability may be affected.

Shareholder and Investor Information

Stock Exchange Listings: Toronto Stock Exchange — AAC.A, AAC.B NASDAQ — AACB	E-mail Inquiries: investor@allianceatlantis.com
Investor's Line: (416) 966-7272	Internet website: www.allianceatlantis.com

Webcast of Call:
A live audio internet webcast of Alliance Atlantis Communications' quarterly earnings conference call with analysts took place on August 25, 2003 at 11:00 a.m. ET. The call is archived and available for replay at www.allianceatlantis.com/corporate/inv_relations/aa.asp.	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1
Investor Contact: W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 967-1174

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  EXHIBIT 99.1